EXHIBIT 99.1

March 7, 2018

CORAL GOLD PROVIDES OUTLOOK FOR 2018,

INCLUDING BARRICK’S PLANS FOR ROBERTSON EXPLORATION

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) has concluded a watershed year, highlighted by the sale of our Robertson Property to Barrick in June 2017. The agreement included a cash payment to Coral of US$15.75 million (approximately Cdn $21.2 million based on the exchange rate at the time) and a sliding scale 1% to 2.25% net smelter returns royalty (NSR), payable quarterly, subject to potential advance royalty payments. The royalty increases if the price of gold moves higher. Barrick also returned 4,150,000 common shares of Coral, representing approximately 8.7% of the Company’s basic common shares outstanding for cancellation by the Company.

Robertson Work Completed by Barrick in Q4 2017

Barrick recently reported on their work at Robertson during the fourth quarter of 2017. Their activities and progress included:

•	PFS Engineering & Permitting stage 1 budget approved
•	Completed first drilling program to verify historical data. Three core rigs assigned to the Robertson property drilled 7 PQ holes and 10 HQ holes.
•	Assay results currently being analyzed; data expected Q1 2018
•	Existing hydrology data reviewed
•	Geotechnical logging conducted on four 2017 drill holes with transducers installed
•	Engaged with metallurgical lab to conduct testing on the 2017 drilling samples; results expect Q2 2018.
•	2018 Baseline studies programs developed.

Barrick’s Q4 2017 work plan was designed to validate the acquisition resource and metallurgical database. The new data from 2017 and a resource model update are expected in Q1 2018. Results of this analysis will determine the 2Q2018-2Q2019 project work plan for further drilling and engineering studies.

Barrick’s Multi-Mine Vision Bodes Well for Coral

“We are thrilled to see Barrick use its vast experience in the region which would make Coral’s NSR a very valuable asset for shareholders with continued economic benefits for many years to come,” said Coral Gold CEO David Wolfin. “There is absolutely no better partner for us in this region than Barrick. Their track record, their investment in the region, and the vast knowledge they have amassed about Cortez area geology, represent one of the world’s great success stories in mining.”

Part of the Extraordinary Cortez Gold Camp

The Cortez gold camp has produced nearly 20 million ounces of gold since 1994 from the Pipeline and Cortez Hills complexes. From 1997 forward, production has averaged nearly one million ounces per year.

Barrick Nevada Growth through Minex, Technical Innovations May Help Robertson

Barrick recently outlined its growth outlook in Nevada during its Investor Day on February 22, 2018. In addition to project updates on Goldrush and Deep South, Barrick highlighted the success through near mine exploration across the Cortez property.

As reported in our September 18, 2017 news release, Barrick has begun its advanced work program at Robertson to validate the current resource and metallurgical database. Barrick also noted during its recent Investor Day that it will begin definition drilling and target delineation at Robertson this year.

Additionally, Barrick’s ongoing technical innovation and operational efforts in the region are aimed at productivity and cost improvements at the mines and process plants.

All of which could positively impact the future of the Robertson Project. For Barrick, Robertson represents a favorable target for possibly adding ounces at Cortez should mineral reserves ultimately be established. The claims adjoin Barrick’s Pipeline complex (site of the Pipeline processing plant).

Reducing Issued and Outstanding Shares through the NCIB

As reported in June 2017, the Board of Directors believes the underlying value of Coral Gold may not be reflected in the current market price of the Company’s common shares. In June 2017 we launched a Normal Course Issuer Bid (“NCIB”), whereby Coral may purchase up to 3,844,000 common shares representing approximately 10% of the total current public float (being the total issued shares, less shares held by insiders, and their associates and affiliates). The NCIB provides an excellent opportunity to reduce the issued and outstanding share total and add considerable value to the Company.

As of March 2, 2018, we had purchased 1,515,000 common shares at an average cost of C$0.3682 per share under the current NCIB.

Overall, a Major Turning Point for Coral

“This cash, the improved share structure and the potential for long-term royalty income collectively represent a major turning point for Coral shareholders,” said Wolfin. “We are evolving, with a fresh business model and strategy, looking to capitalize on our experience, knowledge and relationships in Nevada, and particularly on the Cortez gold trend.”

Looking Ahead: 2018 and Beyond

“Looking ahead to 2018, we will be evaluating our three gold properties in the Cortez region: the Norma Sass, JDN and Eagle,” said Wolfin. “These properties are ideally located in the immediate vicinity of Robertson, and we now have the funds for proper and thorough exploration. We will also be investigating other opportunities, both in Nevada and beyond.

I am grateful to everyone at Coral, including our Board, for the persistence and vision to get us to this very advantageous point in the Company’s long history. I look forward to a very exciting year in 2018.”

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company’s primary asset is a sliding scale net smelter returns production royalty on Barrick Gold’s Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Barrick Gold’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

__________________________________________

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.